BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          CCH Inc. - Class A


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali



Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No. 2 )*
                            ____

               CCH Inc. - Class A Common Stock
           _______________________________________
                       NAME OF ISSUER:
              Common Stock (Par Value - $1.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          124883109
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No. 124883109                Page 1 of 6 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, and its wholly owned subsidiary Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and its direct wholly-owned subsidiary BT
Securities Corporation. 13-6180473.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation, Bankers Trust
Company (as Trustee for various trusts and employee
benefit plans, and investment advisor), and BT    Securities
Corporation are New York Corporations.


  NUMBER OF    5. SOLE VOTING POWER
  SHARES

  BENEFICIALLY 6. SHARED VOTING POWER
  OWNED BY

  EACH         7. SOLE DISPOSITIVE POWER
  REPORTING

  PERSON       8. SHARED DISPOSITIVE POWER
  WITH

CUSIP No. 124883109                Page 2 of 6 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company   - CO
   BT Securities Corporation - BD

CUSIP No. 124883109                Page 3 of 6 Pages


Item 1(a) NAME OF ISSUER:

          CCH Inc - Class A

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2700 Lake Cook Road
          Riverwoods, IL  60015

Item 2(a) NAME OF PERSON FILING:

Bankers Trust New York Corporation, and its wholly owned subsidiary Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and its direct wholly-owned subsidiary BT
Securities Corporation.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

Bankers Trust New York Corporation, Bankers Trust Company, and BT Securities Corporation are incorporated in the State of New York and their principal business offices are located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value - $1.00) of CCH Inc -
Class A.

CUSIP No. 124883109                Page 4 of 6 Pages

Item 2(e) CUSIP NUMBER:

          124883109

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For BT Securities Corporation,

     (a) [X] Broker or dealer registered under Section 15 of the Act.

          For Bankers Trust Company

     (b) [X] Bank as defined in section 3 (a) (6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

     (b)  Percent of Class:

     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the vote -



          (ii) shared power to vote or to direct the vote -



          (iii)sole power to dispose or to direct the
disposition of -
CUSIP No. 124883109                Page 5 of 6 Pages


     (iv) shared power to dispose or to direct the disposition of -



Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          Not applicable.

CUSIP No. 124883109                Page 6 of 6 Pages


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1996

Signature:     Bankers Trust New York Corporation



By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary





                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Securities Corporation  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                  BT Securities Corporation